UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29750 August 8, 2011

In the Matter of

HIGHMARK FUNDS
350 California Street
Suite 1600
San Francisco, CA 94104

and

HIGHMARK CAPITAL MANAGEMENT, INC.
350 California Street
San Francisco, CA 94104

(812-13143)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

HighMark Funds and HighMark Capital Management, Inc. filed an application on
December 14, 2004, and amendments to the application on February 17, 2010, January
14, 2011 and July 20, 2011, requesting an order under section 6(c) of the Investment
Company Act of 1940 (the "Act") exempting applicants from section 15(a) of the Act and
rule 18f-2 under the Act. The order would permit applicants to enter into and materially
amend subadvisory agreements without shareholder approval.

On July 12, 2011, a notice of the filing of the application was issued (Investment
Company Act Release No. 29723). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by HighMark Funds and HighMark Capital Management, Inc. (File No. 812-13143) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary